WESTRANGE Corp.	News Release
For immediate release	November 29, 2002

WESTRANGE Corp. (WRC:TSX Venture Exchange)

announces financial results for third quarter 2002

Regina, Saskatchewan - WESTRANGE Corp. today announced its unaudited financial results for the third quarter period ended September 30, 2002.

	For the nine-month period ended September 30, 2002	For the nine-month period ended September 30, 2001
Revenue from continuing operations	$40,572	$43,822
Loss from continuing operations	$(101,225)	$(44,779)
Loss from discontinued operations	$(41,649)	$0
Net loss	$(142,874)	$(44,779)
Ave No. of Common Shares outstanding	6,733,581	6,298,581
Net loss per Common Share	$(0.02)	$(0.01)

The Corporation incurred a net loss of $101,225 from continuing operations, for the nine month period ended September 30, 2002. This compares to a net loss of $44,779 from continuing operations for the same period of the prior year. In addition, for the nine-month period ended September 30, 2002, the Corporation incurred a net loss of $4l, 649 from discontinued operations, representing the net loss incurred by Terra Fibre Utility Corp., which was sold on June 30, 2002. The total net loss for the nine-month period ended September 30, 2002 was $142,874, and for the same period of the prior year the total net loss was $44,779.

            Westrange generated $40,572 in revenues from continuing operations for the nine-month period ended September 30, 2002. Consolidated net revenues from operations, for the same period of the prior year, were $43,822. The reduction in lease revenues on a period-over-period comparison is due to the discontinuance of a fibre-optic construction equipment-leasing contract with Tekcon Contractors Ltd. Revenues from continuing operations for the three-month period ending September 30, 2002 was $13,524. Consolidated net revenues from operations, for the same period of the prior year were $10,141. Revenue from discontinued operations (Terra Fibre Utility Corp.) for the nine-month period ended September 30, 2002 was $1,117,509 and the net loss from discontinued operations for the same period was $41,649.

            Westrange will continue to diversify its core business competencies by exploring investment opportunities in the alternative energy sector to enhance shareholder value.

The TSX Venture Exchange has not reviewed and does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

For more information contact:

Kevin Sidloski, Director, Westrange Corp. Telephone: (306) 842-2030 Fax: (306) 848-0647

e-mail: investorrelations@westrange ..com

Westrange corporate developments can be followed on www.westrange.com